Exhibit 99.3

You should read the following discussion of our financial condition and results of operations in conjunction with the financial statements and the notes thereto included elsewhere in the Form 6-K to which this discussion is an exhibit. Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd. and its wholly owned subsidiary, RedHill Biopharma Inc. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar”, “US$”, “$” or “U.S.” refer to U.S. dollars, the lawful currency of the United States of America. Our functional and presentation currency is the U.S. dollar. Unless otherwise indicated, U.S. dollar amounts herein (other than amounts originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of June 30, 2025 ($1 = NIS 3.372). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and those discussed in our Annual Report on Form 20-F for the year ended December 31, 2024.

Forward Looking Statements

This exhibit contains statements that constitute forward-looking statements, including statements concerning our industry, our operations, our anticipated financial performance and financial condition, and our business plans and growth strategy and product development efforts. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms, including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified. In addition, this exhibit contains information obtained from independent industry and other sources that we may not have independently validated. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

●	the going concern reference in our financial statements and our ability to obtain additional financing or successfully conclude a strategic business transaction;
●	our ability to regain and maintain compliance with the listing standards of Nasdaq;
●	our ability to close strategic business transactions;
●	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
●	our ability to obtain additional financing;
●	the commercialization and market acceptance of Talicia® and any future commercial products;
●	our ability to generate sufficient revenues from Talicia® and any future commercial products, including obtaining commercial insurance and government reimbursement;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, and to complete the development of such therapeutic candidates and obtain approval for marketing by the FDA or other regulatory authorities;
●	our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;
●	our ability to maintain an appropriate sales and marketing infrastructure;
●	our ability to establish and maintain corporate collaborations;
●	that Talicia® or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;
●	our exposure to significant drug product liability claims;
●	the initiation and completion of any postmarketing studies or trials;
●	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities;
●	our estimates of the markets, their size, characteristics and their potential for Talicia® and any future commercial products and therapeutic candidates and our ability to serve those markets;
●	the successful commercialization of products we in-license or acquire;
●	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
●	the hiring and continued employment of executives, sales personnel, and contractors;
●	our receipt and timing of regulatory clarity and approvals for Talicia® and any future commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;
●	the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;
●	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;
●	our ability to develop or obtain approval for RHB-104/RHB-204 in Crohn’s may be adversely impacted if a validated lab test for MAP will not become available;
●	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;
●	our reliance on third parties to manufacture and supply our therapeutic candidates and their respective active pharmaceutical ingredients with the requisite quality and manufacturing standards in sufficient quantities and within the required timeframes and at an acceptable cost;
●	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
●	the interpretation of the properties and characteristics of Talicia® and any future commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;
●	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;

●	the impact of other companies and technologies that compete with us within our industry;
●	the scope of protection we are able to establish and maintain for intellectual property rights covering Talicia® and any future commercial products and therapeutic candidates, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;
●	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;
●	the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;
●	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;
●	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;
●	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;
●	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate; and
●	other factors discussed in other factors disclosed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024.

Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. No forward-looking statement is a guarantee of future performance. You should read this exhibit and the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements in this exhibit represent our views as of the date of this exhibit. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this exhibit.

Company Overview

We are a specialty biopharmaceutical company, primarily focused on GI, infectious diseases and oncology. Our primary goal is to become a leading specialty biopharmaceutical company.

We are currently focused primarily on the advancement of our development pipeline of clinical-stage therapeutic candidates. We also commercialize in the U.S. our GI-related product, Talicia® (omeprazole, amoxicillin, and rifabutin), and continue to explore our strategic plans for other potential products and activities.

Among our therapeutic candidates, we are exploring opaganib as a potential treatment for various conditions, including GI-ARS, viral infections such as COVID-19, Ebola virus disease and additional viruses as part of pandemic preparedness, several cancers and diabetes and obesity-related disorders. Furthermore, we are investigating RHB-107 (upamostat) as a potential treatment for COVID-19 and other viruses as part of pandemic preparedness, including the Ebola virus.

Our current pipeline consists of five therapeutic candidates, part of which are in late stage clinical development. We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product, Talicia®, that we primarily developed internally which has been approved for marketing and, to date, none of our other therapeutic candidates has generated revenues. We have out-licensed our commercial product, Talicia®, for specific territories outside the U.S., and one of our therapeutic candidates, RHB-102, worldwide (except for the U.S., Canada, and Mexico). Furthermore, we plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis or independently with a dedicated commercial operation or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing, acquisitions and similar arrangements.

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans and revenues from our commercial activity. As of June 30, 2025 and December 31, 2024, we had approximately $3 million and $4.8 million, respectively, of cash, cash equivalents, short-term investments and restricted cash.

Sale of Rights in Movantik® and Extinguishment of our Debt Obligations under the Credit Agreement with HCRM

On February 23, 2020, we, through RedHill U.S., entered into a credit agreement (the “Credit Agreement”) with HCRM, and the lenders from time to time party thereto. Pursuant to the terms of the Credit Agreement, RedHill U.S. received a $30 million loan following the signing of the Credit Agreement. An additional $50 million tranche was used to fund the acquisition of rights to Movantik® from AstraZeneca. On February 2, 2023, we sold our rights in Movantik® to an affiliate of HCRM and in connection therewith our debt obligations under the Credit Agreement were extinguished. In connection with this sale, RedHill U.S. retained substantially all pre-closing liabilities relating to Movantik®, and $16 million of our cash was deposited into the escrow account to pay pre-closing liabilities related to Movantik®.

Following the sale of our rights to Movantik®, we lost our primary revenue source, and our ability to operate as a financially viable commercial business became significantly more difficult. We are working to replace Movantik® with another commercial product, either internal or external, but this may not occur, and we may never achieve levels of revenue we have achieved through Movantik®. We also lost economies of scale in our commercial operations that we were able to benefit from by having Movantik® as a core commercial product.

In addition, in connection with the sale of Movantik®, the obligation to pay indemnification obligations and scheduled pre-closing liabilities of Movantik® were secured by a lien on Talicia®- related assets and our former Aemcolo®-related assets.

On July 15, 2024, we signed a Global Termination Agreement with Movantik Acquisition Co., Valinor Pharma, LLC, and HCR Redhill SPV, LLC, affiliates of HCRM. This agreement terminated all remaining obligations under the Credit Agreement, including the lien previously placed on our Talicia®-related assets, and restored our control over the restricted escrow account established to cover Movantik® pre-closing liabilities and settlement of trade balances resulting from the transition services. As part of the agreement, we received approximately $9.9 million in cash and regained access to an additional $0.7 million previously held in escrow. The cash received was in settlement of liabilities related to Movantik® that were allocatable to HCRM and its affiliates under their agreements with us. As the cash received was less than the total net amount of these liabilities (approximately $12.2 million), we recognized a loss of approximately $2.3 million resulting from the termination agreement, presented under “Other expenses” in our consolidated statements of comprehensive income (loss) in our financial statements included elsewhere in the Form 6-K to which the discussion is an exhibit. The agreement also terminated the transition services arrangement previously in place.

Our financial statements include a going concern reference. We will need to raise significant additional capital to finance our losses and negative cash flows from operations, and if we were to fail to raise sufficient capital or on favorable terms and/or divest assets on favorable terms or at all, we may need to cease operations. Management has substantial doubt about our ability to continue as a going concern.

Description of our Products

The following is a description of our current commercial product and five therapeutic candidates, most of which are in late-stage clinical development:

Commercial Product

Talicia® is our proprietary drug approved by the FDA for marketing in the U.S. for the treatment of H. pylori bacterial infection in adults. Talicia® is a combination of three approved drugs, omeprazole, which is a proton pump inhibitor (it prevents the secretion of hydrogen ions increasing the PH of the stomach), amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally in the form of a fixed-dose, all-in-one capsule. On November 1, 2019, the FDA approved Talicia® for marketing in the U.S. for the treatment of H. pylori infection in adults and we launched Talicia® in the U.S. in March 2020. Talicia® is expected to receive a total of eight years of U.S. market exclusivity. Talicia® is the first therapeutic candidate we developed to be approved by the FDA.

Therapeutic Candidates

RHB-204 is a proprietary, fixed-dose, orally administered, antibiotic combination therapy targeting Crohn’s disease in Mycobacterium avium subspecies paratuberculosis-positive (MAP+) patients, and is expected to advance to a Phase 2 study. It is a next-generation formulation of RHB-104, which demonstrated positive results in a Phase 3 Crohn’s disease study, meeting both primary and secondary endpoints. RHB-204 combines the same antimicrobial agents as RHB-104 with potent intracellular, anti-mycobacterial, and anti-inflammatory properties, but with an optimized dosing profile designed to support enhanced tolerability, safety and adherence. RHB-204 also has potential for the treatment of pulmonary nontuberculous mycobacterial (NTM) disease caused by Mycobacterium avium complex (MAC). A previously ongoing U.S. Phase 3 study evaluating RHB-204 for the treatment of NTM disease caused by MAC was terminated due to a low patient accrual rate.

Opaganib is an investigational new drug that is a proprietary, first-in-class, orally administered, small molecule sphingosine kinase-2 (SPHK2) selective inhibitor, with anticancer, anti-inflammatory and antiviral activity, targeting multiple inflammatory, viral, oncologic and metabolic diseases. On March 30, 2015, we entered into an exclusive worldwide license agreement with Apogee, pursuant to which Apogee granted us the exclusive worldwide development and commercialization rights to ABC294640 (which we then renamed to ABC294640 (Yeliva®)) and as noted above, received an international non-proprietary name, opaganib, in 2018) and additional intellectual property for all indications. Under the terms of the agreement, as amended, we agreed to pay Apogee initial milestone payments of $3 million, of which the total amount has been paid, as well as up to $2 million in potential development milestone payments, and tiered royalties starting in the low double-digits. For more information regarding this agreement. In March 2022, we entered into an exclusive license agreement (the “Exclusive License Agreement”) with Kukbo for opaganib in South Korea. Under the terms of the Exclusive License Agreement, Kukbo was required to pay an upfront payment of $1.5 million, and we are also eligible milestone payments and royalties on net sales of oral opaganib. On September 2, 2022, we filed a lawsuit against Kukbo in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to us $5.0 million under a subscription agreement, dated October 25, 2021 (the “Subscription Agreement”), in exchange for the ADSs we were to issue to Kukbo, and in delivering to us the $1.5 million due under the Exclusive License Agreement. Kukbo thereafter filed counterclaims with various allegations such as breach of contract, misrepresentation, and the breach of the duty of good faith and fair dealing. On November 20, 2023, we entered into a Contingency Fee Agreement with our legal firm, Haynes and Boone, LLP (“H&B”), under which certain legal costs related to the Kukbo litigation will be assumed by H&B. On December 2, 2024, we were awarded a judgment of approximately $8 million, including $6.5 million in principal and approximately $1.5 million in accrued interest, plus costs, in a summary judgment by the Supreme Court of the State of New York, New York County in our legal proceedings against Kukbo. The Court dismissed the entirety of Kukbo’s counterclaims in the case. Kukbo filed a notice of appeal and perfected its appeal on June 4, 2025. We filed our response to Kukbo’s appeal on August 6, 2025. On August 11, 2025, the New York Supreme Court awarded RedHill approximately $1.82 million in legal costs and expenses, including approximately $1.7 million in legal costs and expenses and approximately $120,000 in accrued interest, per the original New York Supreme Court summary judgment ruling. Kukbo has a right to seek an appeal of the award of legal costs and expenses. On August 15, 2025, Kukbo filed its reply brief in its appeal of the summary judgment award, completing briefing on the appeal. The appeal is currently tentatively set for hearing in the Supreme Court of the State of New York, Appellate Division, First Judicial Department’s September 2025 term. We intend to vigorously pursue the recovery of attorneys’ fees and the collection of the judgment. Separately, On May 13, 2025, the Company announced that it had won its attachment petition to the Incheon District Court in South Korea on Kukbo Co. Ltd’s assets An attachment petition in South Korea refers to a court-ordered seizure (attachment) of a debtor’s assets to secure a claim before or during a lawsuit, designed to prevent the debtor from disposing of assets before the creditor can enforce a judgment.

RHB-107 (upamostat; formerly Mesupron) (INN: upamostat) is a proprietary small molecule, first-in-class, potent serine protease inhibitor administered by oral capsule. RHB-107 is being investigated as a potential treatment for COVID-19 outpatients and other viruses as part of pandemic preparedness, including the Ebola virus. Additional indications in the area of inflammatory digestive diseases and inflammatory lung diseases could be targeted. On June 30, 2014, we acquired from Heidelberg the exclusive development and commercialization rights to RHB-107, excluding China, Hong Kong, Taiwan, and Macao, for all indications. We made an upfront payment to Heidelberg of $1.0 million with potential tiered royalties on net revenues, ranging from mid-teens up to 30%. We are responsible for all development, regulatory and commercialization of RHB-107. See “Item 4. Information on the Company – B. Business Overview – Acquisition, Commercialization and License Agreements – License Agreement for RHB-107.”

RHB-102 (Bekinda®) is an investigational, once-daily, bi-modal release, oral formulation of ondansetron, a leading member of the family of 5-HT3 serotonin receptor inhibitors. RHB-102 is under development for the intended use in oncology support (management of nausea and vomiting induced by cytotoxic chemotherapy and radiotherapy, also referred to as CINV and RINV) (24 mg strength) and in multiple dosage strengths for additional indications which are novel and not yet FDA-approved for ondansetron,  including acute gastroenteritis and gastritis (24 mg strength) and irritable bowel syndrome with diarrhea (IBS-D) (lower dose strength, at 12 mg for long-term administration). On February 25, 2025, we entered into an exclusive worldwide development and commercialization licensing agreement, excluding North America, with Hyloris Pharmaceuticals for RHB-102 for gastroenteritis and gastritis, IBS-D and oncology support. Under the terms of the Agreement, Hyloris paid us an upfront payment, in addition to up to $60 million in potential milestone payments, contingent upon achieving specified commercial targets, plus up to mid-20s percent royalties on revenues, subject to certain cost recoupments, with minimum annual payments to us, in return for exclusive rights to RHB-102 across all indications and territories outside the United States, Canada and Mexico. We intend to continue development of RHB-102 for FDA approval in the U.S., if granted. Hyloris will be responsible for all development, regulatory and commercialization activities related to RHB-102 in its territories.

Components of Statements of Comprehensive Loss

Revenues

Revenues are with respect to commercialization and licensing of our commercial products.

Cost of Revenues

Direct costs related to the revenues, such as cost of goods sold and royalties to third parties. Additionally, includes intangible assets amortization and impairment.

Research and Development Expenses

Our research and development expenses consist primarily of costs of clinical trials, professional services, share-based payments and payroll, and related expenses. The clinical trial costs are mainly related to payments to third parties to manufacture our therapeutic candidates, to perform clinical trials with our therapeutic candidates and to provide us with regulatory services. We charge all research and development expenses to operations as they are incurred. The research and development of certain of our product candidates, including RHB-107, have been supported by government-funded programs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees, directors and consultants and professional services. Other significant general and administrative expenses include medical affairs, office-related expenses, travel, conferences, and others.

Selling, Marketing and Business Development Expenses

Selling, Marketing and Business Development expenses consist primarily of compensation for employees and consultants dedicated to marketing activities with the Company’s commercialized and promoted products and professional services. Other significant selling, marketing and business development expenses include market research, market access, advertising, printed and digital media, product samples, car fleet, travel, conferences, office-related expenses, and others.

Financial Income and Expenses

Financial income and expenses consist of non-cash financing expenses in connection with changes in the fair value of derivative financial instruments, interest earned on our cash, cash equivalents, and short-term bank deposits, bank fees, interest, and finance changes for lease liabilities and other transactional costs and expense or income resulting from fluctuations of the U.S. dollar against other currencies, in which a portion of our assets and liabilities are denominated like NIS, for example.

A.         Operating Results

History of Losses

Since inception in 2009, we have generated significant losses in connection with the research and development of our therapeutic candidates and from our commercial operations. We may continue to incur additional losses as we continue our commercial activities and expand our research and development activities over time. As a result, we expect to continue incurring operating losses, which may be substantial over the next several years, and we will need to obtain substantial additional funds. As of June 30, 2025 and December 31, 2024, we had an accumulated deficit of approximately $418.1 million and $414.8 million, respectively.

We expect to continue to fund our operations over the next several years through revenues generated from the commercialization of our commercial products, public or private equity offerings, debt financings, non-dilutive financings, including government grants, commercialization of our therapeutic candidates, if approved, or products we may commercialize or promote in the future. Concurrently, we are actively engaged in discussions to explore strategic business transactions, including potential divestment of certain Company assets.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the six months ended June 30, 2025, our net cash used in operating activities was $5 million leaving a cash balance of $3 million. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. We have determined that the Company’s available cash on June 30, 2025, together with funds received from the Any Market Purchase Agreement subsequent to June 30, 2025, are not sufficient to fund our operations and satisfy our payment obligations for a period exceeding one year from the date of the Form 6-K to which this discussion is an exhibit. Our operational costs include payment of pre-closing liabilities relating to Movantik®, which our subsidiary, RedHill U.S., retained under our agreement with HCRM for the extinguishment of all our debt obligations under the Credit Agreement in exchange for the transfer of our rights in Movantik® to an affiliate of HCRM. As of June 30, 2025, the estimated pre-closing liabilities relating to Movantik® were approximately $2.4 million. In addition, we assumed obligations under the Global Termination Agreement. As of June 30, 2025, the estimated obligations relating to the Global Termination Agreement were $6.7 million. In addition, as of the reporting date, we have a significant amount of obligations related to allowance for deductions from revenues that are past due, including certain obligations that are materially overdue. We are actively engaging with various counterparties in an effort to reach structured payment arrangements. While management believes there is a reasonable possibility that such arrangements could be reached and that payments could be rescheduled in line with our cash flow capabilities, no formal agreements have been finalized to date, and there can be no assurance such arrangements will be achieved. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should we be unable to continue as a going concern.

We will need to raise significant additional capital to finance our losses and negative cash flows from operations. We are also actively pursuing and in discussions with multiple parties regarding strategic business transactions. If we were to fail to raise sufficient capital on favorable terms or at all, we may need to cease operations. There are no assurances that we will be able to raise significant additional capital on terms favorable to us or at all, particularly given the current difficult conditions in the capital markets and very low market capitalization which makes it more difficult to raise significant amounts of capital. In addition, if we are unable to maintain our listing on Nasdaq, it may may adversely affect our ability to obtain financing on acceptable terms, if at all, due to, among other things, a substantially decrease trading in the ADSs and potential further decline of the market price of the ADSs. Lastly, following the sale of our rights to Movantik® in 2023, we lost our primary revenue source and our ability to operate as a financially viable commercial business has been significantly more difficult. If we are unsuccessful in achieving sufficient commercial sales of our products, or in raising sufficient capital, we will need to reduce activities and curtail or cease operations.

Comparison of the Six Months Ended June 30, 2025, to the Six Months Ended June 30, 2024

Net Revenues

Net Revenues for the first half of 2025 were $4.1 million, compared to $2.6 million for the first half of 2024. Talicia net revenues for the first half of 2025 were $3.8 million, up from $3.5 million in the same period of 2024. This included U.S. net revenues of $3.3 million (compared to $3.0 million in the prior-year period, reflecting an increase in units sold) and $0.5 million from the UAE partnership in product sales, with an additional $0.1 million recognized from royalties, compared to $0.5 million in product sales in the same period of 2024. In addition, $0.3 million was recorded from the Hyloris license for RHB-102 (Bekinda®), reflecting a $0.1 million upfront payment at signing and $0.2 million related to the present value of minimum annual payments due from 2027 through 2035. In the first half of 2024, Movantik® generated negative net revenues of $0.9 million, primarily due to product returns, compared to an immaterial amount of contra-revenues in the first half of 2025.

Cost of Revenues

Cost of Revenues for the first half of 2025, was $1.6 million, compared to $1.4 million for the first half of 2024. The 2024 figure included a reduction from Movantik® contra-revenues, while the 2025 revenue increase was only partly reflected in costs, due to royalty and license revenues with no associated COGS.

Gross Profit

Gross Profit for the first half of 2025 was $2.5 million, compared to $1.2 million for the first half of 2024 driven by higher revenues, cost-free royalty and license contributions, and the absence of Movantik® adjustments.

Research and Development Expenses

Research and Development Expenses for the first half of 2025 were $1 million, as compared to $0.7 million for the first half of 2024. The increase was primarily driven by costs related to various clinical activities as well as regulatory work associated with Talicia.

Selling, Marketing and General and Administrative Expenses

Selling, Marketing, and General and Administrative Expenses for the first half of 2025 were $5.9 million, as compared to $9 million for the first half of 2024. The decrease was mainly due to U.S. workforce downsizing, continued cost-reduction measures, and an overall lower level of commercial and administrative activity.

Operating Loss

Operating Loss for the first half of 2025 was $4.4 million, compared to $8.4 million for the first half of 2024. The decrease is primarily attributable to higher gross profit and reduced operating expenses, as detailed above.

Financial Income, net

Financial Income, net for the first half of 2025 was $0.2 million, compared to Financial Income, net of $5.4 million for the first half of 2024. In both periods, net financial income was primarily attributable to the revaluation of warrants, partially offset by issuance costs in respect of warrants.

Net Loss

Net Loss for the first half of 2025 was $4.1 million, as compared to $3.1 million for the first half of 2024. The increase in net loss was primarily driven by a significant decrease in financial income related to the revaluation of warrants, partially offset by a reduction in operating loss, as detailed above.

Total Assets

Total Assets as of June 30, 2025, were $18.4 million, as compared to $18.0 million as of December 31, 2024, reflecting higher trade receivables partly offset by lower cash, inventory, and restricted cash.

Total Liabilities

Total Liabilities as of June 30, 2025, were $22.8 million, as compared to $22.7 million as of December 31, 2024 driven by higher allowances for deductions from revenues and increased accrued expenses, partly offset by lower derivative liabilities following warrant revaluation.

B.         Liquidity and Capital Resources

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public and private offerings of our equity securities, loans and revenues from our commercial activity. Other potential sources of liquidity in the future may include government grants or subordinated indebtedness, other non-dilutive financings, or divestment of certain Company assets. As of June 30, 2025, we had approximately $3 million of cash, cash equivalents, short-term investments and restricted cash.

Through our U.S. subsidiary, we currently commercialize Talicia®. However, our ability to generate profits from the commercialization of commercial products still remains uncertain. To date, our commercial operations are still generating operational losses. Other than Talicia®, our therapeutic candidates are in research and development stage, and therefore do not yet generate revenues.

Until our sale to HCRM on February 2, 2023, we also commercialized Movantik® (naloxegol), and until October 8, 2024, we also commercialized Aemcolo®. Following the sale of Movantik®, we lost our primary revenue source which will make it more difficult for us to satisfy our payment obligations. See “- Sale of Rights in Movantik® and Extinguishment of our Debt Obligations under the Credit Agreement with HCRM”. On July 9, 2024, we announced the mutual decision with Cosmo to voluntary terminate the Cosmo License Agreement with respect to Aemcolo®, and it was officially terminated on October 8, 2024.

On August 9, 2024, we filed a registration statement on Form F-3 (File No. 333-281417) with the SEC. As of the filing date of the Form 6-K to which this is an exhibit, we are subject to the limitations of General Instruction I.B.5 of Form F-3, which limits the amount of funds we can raise through primary public offerings of securities in any twelve-calendar month period using a registration statement on Form F-3 to one-third of the aggregate market value of our ordinary shares held by non-affiliates. Therefore, we will be limited in the amount of proceeds we are able to raise by selling our securities using Form F-3, until such time as our public float held by non-affiliates exceeds $75.0 million.

Going Concern

Our consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the six months ended June 30, 2025, our net cash used in operating activities was $5 million leaving a cash balance of $3 million. Because we do not have sufficient resources to fund our operations for the next twelve months from the date of this filing, management has substantial doubt of our ability to continue as a going concern. See “– Operating Results – Going Concern”.

Cash Flow

Net Cash Used in Operating Activities

Net Cash Used in Operating Activities for the first half of 2025 was $5 million, compared to $6.2 million for the first half of 2024. The decrease was primarily driven by the continued impact of cost-cutting measures.

Net Cash Provided by Financing Activities

Net Cash Provided by Financing Activities for the first half of 2025 was $3.3 million, driven by use of the ATM program, Compared to $7.9 million for the first half of 2024, mainly from equity offerings.

We did not have any material commitments for capital expenditures, including any anticipated material acquisition of plant and equipment or interests in other companies, as of June 30, 2025.